

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

April 8, 2010

Via U.S. Mail

Mr. Hugh Redd
Chief Financial Officer
2941 Fairview Park Drive, Suite 100
Falls Church, Virginia 22042

**Re: General Dynamics Corporation
Form 10-K for the year ended December 31, 2008
Filed February 20, 2009
File No. 001-03671**

**Definitive Proxy on Schedule 14A
Filed March 20, 2009
File No. 001-03671**

Dear Mr. Redd:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Regards,

Amanda Ravitz
Branch Chief - Legal